Via Facsimile and U.S. Mail
Mail Stop 6010

February 13, 2009

Mr. Howard W. Robin
President and Chief Executive Officer
Nektar Therapeutics
201 Industrial Road
San Carlos, CA 94070

**Re:     Nektar Therapeutics**
         **Form 10-K for the Year Ended December 31, 2007**
         **Filed February 29, 2008**
         **File No. 000-24006**

Dear Mr. Robin:

We have reviewed your filing and have the following comment.

In our comment, we ask you to provide us with information to better understand your disclosure. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business
Patents and Proprietary Rights, page 17

1. We note your response to comment 4 of our comment letter dated December 10, 2008 and your proposal to include disclosure regarding the acquisition of Shearwater Corporation, which led to your entry into the PEGylation business in your 2008 Form 10-K. Please advise as to whether Shearwater Corporation was the licensee of technology and intellectual property that was assigned to you as a result of the acquisition or whether you acquired in-house, proprietary technology and intellectual property directly from Shearwater Corporation as a result of the acquisition. If the relevant technology and intellectual property was acquired subject to a license agreement, please include the material terms of the license in

your disclosure, including exclusivity provisions, geographic limitations and term and termination provisions and file any such license as an exhibit to your 2008 Form 10-K or provided as with a detailed analysis supporting your determination that such technology and intellectual property are not material to your business.

\* \* \* \*

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Nandini Acharya, Staff Attorney at (202) 551-3495 or me at (202) 551-3715 with any questions.

Sincerely,


Jeffrey P. Riedler

Assistant Director